

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

July 11, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 0.623% Notes due June 28, 2023 Under Ford Credit Euro Medium-Term Notes due Nine Months or More From the Date of Issue Program of FORD MOTOR CREDIT COMPANY LLC under the Exchange Act of 1934.

Sincerely,

Ben Sawyer